UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

ARGOS THERAPEUTICS INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

040221 103

(CUSIP Number)

ForArgos B.V.

Gooimeer 2-35,

1411 DC Naarden

The Netherlands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2016

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)	Name of Reporting Persons: ForArgos B.V.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,012,326*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,012,326*
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,012,326*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.45%**
(14)	Type of Reporting Person (See Instructions): OO

*	This number includes warrants to purchase an aggregate of 2,812,364 shares exercisable within 60 days of the date of filing of this Schedule 13D.
**	The percent of class was calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on 41,246,954 shares of common stock outstanding as of November 7, 2016, as disclosed in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2016, as filed with the Securities and Exchange Commission on November 14, 2016.

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(1)	Name of Reporting Persons: Forbion I Management B.V.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,012,326*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,012,326*
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,012,326*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.45%**
(14)	Type of Reporting Person (See Instructions): OO

*	This number includes warrants to purchase an aggregate of 2,812,364 shares exercisable within 60 days of the date of filing of this Schedule 13D.
**	The percent of class was calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on 41,246,954 shares of common stock outstanding as of November 7, 2016, as disclosed in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2016, as filed with the Securities and Exchange Commission on November 14, 2016.

CUSIP No. 040221 103

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Argos Therapeutics, Inc., a Delaware corporation (the “Company”). The Common Stock is listed on The NASDAQ Global Market under the symbol “ARGS.”

The address of the Issuer’s principal executive offices is 4233 Technology Drive, Durham, North Carolina 27704.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being jointly filed by ForArgos B.V. and Forbion I Management B.V., its director. They are sometimes referred to collectively herein as the “Reporting Persons” . The shares of Common Stock to which this Schedule 13D relates are held directly by ForArgos B.V.

(b)	The business address and principal office address of ForArgos B.V. is Gooimeer 2-35, 1411 DC Naarden, The Netherlands. The business address and principal office address of Forbion I Management B.V. is Gooimeer 2-35, 1411 DC Naarden, The Netherlands.

(c)	ForArgos B.V. is a joint investment vehicle of Coöperatieve AAC LS U.A. (“COOP”), Forbion Co-Investment II Coöperatief U.A. (“COOP 1.2”) and Forbion CF II Co-Invest I Coöperatief U.A. (“COOP 2.1”), each of which has an economic interest in ForArgos B.V. Forbion I Management B.V. is the director of COOP, Forbion 1 Co II Management B.V. is the director of COOP 1.2 and Forbion II Co I Management B.V. is the director of COOP 2.1. The principal business of each of the Reporting Persons is capital investing on behalf of its investors.

(d)-(e)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Each of the Reporting Persons is a private company with limited liability incorporated under the laws of the Netherlands.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in or incorporated by reference in Item 4 of this statement is incorporated by reference in its entirety into this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION

Private Placement

On March 4, 2016, ForArgos B.V. and certain other investors entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Company, pursuant to which the Company agreed to issue and sell an aggregate of up to $60 million of Common Stock and warrants (“Private Placement Warrants”) to purchase shares of Common Stock in a private placement (the “Private Placement”). ForArgos B.V. acquired shares of Common Stock and Warrants in two tranches pursuant to the Private Placement.

•

At the initial closing, which occurred on March 14, 2016, the Company sold to investors an aggregate of 3,652,430 shares of Common Stock and Private Placement Warrants to purchase a total of 2,739,323 shares

CUSIP No. 040221 103

of Common Stock (0.75 shares of Common Stock for each share purchased), at a purchase price per share and accompanying Private Placement Warrant equal to $5.44375 (the “Purchase Price”). Of this amount, ForArgos B.V. purchased a total of 881,745 shares of Common Stock and a Private Placement Warrant to purchase a total of 661,309 shares of Common Stock. The Private Placement Warrant has an exercise price of $5.35 per share, is immediately exercisable and will expire on the fifth anniversary of the date of issuance.

•	At the second closing, which occurred on June 29, 2016, the Company sold to investors a total of 5,478,672 shares of Common Stock and Private Placement Warrants to purchase a total of 4,109,005 shares of Common Stock, based on a purchase price per share and accompanying Private Placement Warrant equal to the Purchase Price. Of this amount, ForArgos B.V. purchased a total of 1,322,618 shares of Common Stock and a Private Placement Warrant to purchase a total of 991,964 shares of Common Stock. The Private Placement Warrant has an exercise price of $5.35 per share, is immediately exercisable and will expire on the fifth anniversary of the date of issuance.

Public Offering

On July 28, 2016, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Stifel, Nicolaus & Company, Incorporated and JMP Securities LLC as representatives of the several underwriters (collectively, the “Underwriters”), relating to an underwritten public offering of 9,090,909 shares of the Company’s Common Stock (the “Public Offering Shares”) and warrants to purchase up to an aggregate of 6,818,181 shares of Common Stock (the “Public Offering Warrants,” and, together with the Private Placement Warrants, the “Warrants”). The Public Offering Shares and Public Offering Warrants were sold in combination, with one Public Offering Warrant to purchase up to 0.75 of a share of Common Stock accompanying each share of Common Stock sold. All of the Public Offering Shares and Public Offering Warrants were sold by the Company. The offering price to the public was $5.50 per share of Common Stock and accompanying Public Offering Warrant. The Underwriters agreed to purchase the Public Offering Shares and Public Offering Warrants from the Company pursuant to the Underwriting Agreement (i) at a price of $5.50 per share of Common Stock and accompanying Public Offering Warrant with respect to the securities purchased by certain of the Company’s investors and (ii) at a price of $5.17 per share and accompanying Public Offering Warrant with respect to the securities purchased by all other investors. The Public Offering Warrants have an exercise price of $5.50 per share, are exercisable immediately upon initial issuance and will expire on August 2, 2021. The offering closed on August 2, 2016.

In this offering, ForArgos B.V. purchased a total of 1,545,454 Public Offering Shares and Public Offering Warrants to purchase a total of 1,159,090 shares of Common Stock.

Share Transfers to ForArgos B.V.

On January 27, 2016, ForArgos B.V., Coöperatieve AAC LS U.A. (“COOP”), Forbion Co-Investment II Coöperatief U.A. (“COOP 1.2”) and Forbion CF II Co-Invest I Coöperatief U.A. (“COOP 2.1”) entered into a Shareholders’ Agreement pursuant to which the parties agreed to consolidate their respective holdings of Company securities in a single investment vehicle, which at that time were comprised of 1,254,388 shares of the Company’s Common Stock held by COOP and 1,195,756 shares of the Company’s Common Stock held by COOP 1.2. These shares were contributed to ForArgos on November 9, 2016.

General

ForArgos acquired the above-described Common Stock and Warrants based on the belief that such securities represented an attractive investment opportunity.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Company, including, without limitation: (a) the acquisition or disposition of shares of Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the

CUSIP No. 040221 103

present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) other material changes in the Company’s business or corporate structure; (g) changes in the Company’s certificate of incorporation or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) causing any class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Company, including Mr. van Deventer, in their fiduciary capacities as directors, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock, Warrants or other securities of the Company, dispose of some or all of the shares of Common Stock, Warrants or other securities of the Company, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of shares of Common Stock.

The Reporting Persons intend to review their investment in the Common Stock and Warrants from time to time on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)–(b)

As of February 22, 2017, ForArgos B.V. beneficially owned and had shared voting and dispositive power with respect to an aggregate of 9,012,326 shares of Common Stock (of which 2,812,364 shares were underlying Warrants), representing approximately 20.45% (calculated in accordance with Rule 13d-3 of the Exchange Act ) of the 41,246,954 shares of Common Stock outstanding as of November 7, 2016, as disclosed in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2016, as filed with the Securities and Exchange Commission on November 14, 2016.

As of February 22, 2017, Forbion I Management B.V., in its capacity as a director of ForArgos B.V., may be deemed to beneficially own and have shared voting and dispositive power with respect to an aggregate of 9,012,326 shares of Common Stock (of which 2,812,364 shares were underlying Warrants), representing approximately 20.45% (calculated in accordance with Rule 13d-3 of the Exchange Act ) of the 41,246,954 shares of Common Stock outstanding as of November 7, 2016, as disclosed in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2016, as filed with the Securities and Exchange Commission on November 14, 2016.

(c)-(e)	Not applicable.

CUSIP No. 040221 103

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 4 hereof are incorporated into this Item 6 by reference.

ForArgos B.V., Coöperatieve AAC LS U.A. (“COOP”), Forbion Co-Investment II Coöperatief U.A. (“COOP 1.2”) and Forbion CF II Co-Invest I Coöperatief U.A. (“COOP 2.1”) are party to shareholders agreement dated January 27, 2016, pursuant to which the shareholders of ForArgos B.V. have agreed to pool their shareholdings in the Company and make any new investments in the Company through ForArgos B.V.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Persons and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

99.2	Shareholders’ Agreement by and among ForArgos B.V. and Cooperatieve AAC LS U.A. and Forbion Co-Investment II Cooperatief U.A. and Forbion CF Co-Invest I Cooperatief U.A. dated January 27, 2016

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 2, 2017

FORARGOS B.V.

By: Forbion I Management B.V.

By:	/s/ M.A. van Osch /s/ H.A. Slootweg
Name: M.A. van Osch and H. A. Slootweg
Title: Directors

FORBION I MANAGEMENT B.V.

By:	/s/ M.A. van Osch /s/ H.A. Slootweg
Name: M.A. van Osch and H. A. Slootweg
Title: Directors

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EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

99.2	Stockholders Agreement dated January 27, 2016 ForArgos B.V. by and among Cooperatieve AAC LS U.A. and Forbion Co-Investment II Cooperatief U.A. and Forbion CF II Co-Invest I Cooperatief U.A.